August 21, 2017

VIA EMAIL AND OVERNIGHT UPS

The Board of Directors
Towerstream Corporation

88 Silva Lane, Tech IV Building,
Middletown, RI 02842

Gentlemen:

I am the beneficial owner of 630,991 shares of common stock and $1.139 million of Preferred Stock currently convertible into 10,388,000 common shares (subject to 9.9% ownership blocker) of Towerstream Corporation (the “Company”). On a converted basis, this represents 30% of the equity. I have been a shareholder of the Company for the last two years, and very familiar with your business operations and balance sheet. I believe that the public market does not properly value the Company and the Company’s shareholders deserve the opportunity to be provided a premium to prices reflected in the current market.

The internet service space has seen significant M&A activity in the past 15 months. In June 2016, Google Fiber acquired Webpass which serves 5 markets in the US and has a similar customer base and revenues as Towerstream. Since the transaction was private, the terms of the deal were not disclosed, but rumored to be more than $50 million. In addition to Webpass, there was a significant transaction in May 2017 when Verizon acquired Straight Path for $3.1 billion, an owner of spectrum rights for 5G networks. These recent transactions show that there is substantial interest from big tech companies for internet service assets.

As a shareholder, I believe that Towerstream has done a great job improving the fundamentals and it is now time for the shareholders to reap the benefits from the recent turnaround. I am requesting that the Board of Directors engage a banker for the sale of the Towerstream assets or an outright sale of the Company. Based on the quarterly filings and recent earnings announcement, it appears the Company is approximately 6 months away from breaching their debt covenants. On separate calls with legacy and current management, I have been told that the assets are worth between $60 and $100 million. Unfortunately, the current cap table does not allow the shareholders to realize this value. Over the past two years, the Company has continued to raise equity and dilute the equity shareholders. All the EBITDA has gone to pay interest on the nearly $33 million in long term debt incurring huge losses for the Company. The Company currently has $9 million in cash and approximately 38 million shares outstanding on a fully diluted basis. At $0.08 per share, the equity is worth just $3 million. Therefore, $3 million of market cap plus $33 million of debt less the $9 million in cash gives the company an enterprise value of $27 million. This means that the common stock should be trading at $1 per share based on Management’s assessment. Other Company competitors, such as Cogent Communications trades at 4x revenue. Towerstream’s revenue run rate of $25 million would put the share price well over $1 per share as well.

2300 East Las Olas Blvd., Fort Lauderdale, FL 33301

Since owning the Preferred, I have received calls from individuals at two companies that said they had provided term sheets to management for a transaction and did not get anywhere. This leads me to believe that there is serious interest in the assets and the company must engage a banker to monetize the value of the assets before the shareholders get wiped out. Another equity raise will hurt the shareholders and just be a band aid until the next covenant breach. It is the Board of Directors fiduciary responsibility to look out for the shareholders and must evaluate all options.

I look forward to hearing the next steps of the Company to serve the interests of the shareholders.

Very truly yours,

/s/ John Stetson

2300 East Las Olas Blvd., Fort Lauderdale, FL 33301